The Bank of Nova Scotia

DECEMBER 20, 2004

Distribution Notice

When this annual information form is provided to security holders or other interested parties, it must be accompanied by copies of all the documents (or excerpts thereof) incorporated herein by reference. Portions of this Annual Information Form of The Bank of Nova Scotia (the “Bank”) dated December 20, 2004 (the “AIF”) are disclosed in the Annual Report to Shareholders for the year ended October 31, 2004 (the “Annual Report”).

Financial Data

Except as otherwise noted, all information is given at or for the year ended October 31, 2004. Amounts are expressed in Canadian dollars. Financial information is presented in accordance with Canadian generally accepted accounting principles.

Forward-looking Statements

This document includes forward-looking statements which are made pursuant to the “safe harbour” provisions of the United States Private Securities Litigation Reform Act of 1995. These statements include comments with respect to the Bank’s objectives, strategies, expected financial results (including those in the area of risk management), and the outlook for the Bank’s businesses and for the Canadian, United States and global economies. Forward-looking statements are typically identified by words or phrases such as “believe”, “expect”, “anticipate”, “intent”, “estimate”, “may increase”, “may fluctuate”, and similar expressions of future or conditional verbs such as “will”, “should”, “would” and “could”.

By their very nature, forward-looking statements involve numerous assumptions, inherent risks and uncertainties, both general and specific, and the risk that predictions and other forward-looking statements will not prove to be accurate. The Bank cautions readers not to place undue reliance on these statements, as a number of important factors could cause actual results to differ materially from the estimates and intentions expressed in such forward-looking statements. These factors include, but are not limited to, the economic and financial conditions in Canada and globally; fluctuations in interest rates and currency values; liquidity; the effect of changes in monetary policy; legislative and regulatory developments in Canada and elsewhere; the accuracy and completeness of information the Bank receives on customers and counterparties; the timely development and introduction of new products and services; the Bank’s ability to complete and integrate acquisitions; the Bank’s ability to attract and retain key executives; reliance on third parties to provide components of the Bank’s business infrastructure; unexpected changes in consumer spending and saving habits; technological developments; consolidation in the Canadian financial services sector; changes in tax laws; competition; judicial and regulatory proceedings; acts of God, such as earthquakes; the possible impact of international conflicts and other developments including terrorist acts and war on terrorism; and the Bank’s anticipation of and success in managing the risks implied by the foregoing. A substantial amount of the Bank’s business involves making loans or otherwise committing resources to specific companies, industries or countries. Unforeseen events affecting such borrowers, industries or countries could have a material adverse effect on the Bank’s financial results, businesses, financial condition or liquidity. These and other factors may cause the Bank’s actual performance to differ materially from that contemplated by forward-looking statements.

The Bank cautions that the foregoing list of important factors is not exhaustive. When relying on forward-looking statements to make decisions with respect to the Bank and its securities, investors and others should carefully consider the foregoing factors, other uncertainties and potential events. The Bank does not undertake to update any forward-looking statements, whether written or oral, that may be made from time to time by or on behalf of the Bank.

CORPORATE STRUCTURE
Name, Address and Place of Incorporation

The Bank was granted a charter under the laws of the Province of Nova Scotia in 1832 and commenced operations in Halifax, Nova Scotia in that year. Since 1871, the Bank has been a chartered bank under the Bank Act (Canada) (the “Bank Act”). The Bank is a Schedule I bank under the Bank Act and the Bank Act is its charter. The head office of the Bank is located at 1709 Hollis Street, Halifax, Nova Scotia, B3J 2Z1 and its executive offices are at Scotia Plaza, 44 King Street West, Toronto, Ontario, M5H 1H1. A copy of the Bank’s by-laws are available on www.sedar.com.

Intercorporate Relationships

Each international principal subsidiary of the Bank is incorporated or established and existing under the laws of the jurisdiction in which its principal office is located, with the exceptions of Scotia Holdings (U.S.) Inc. and Scotiabanc Inc. which are incorporated and existing under the laws of the State of Delaware. Each Canadian principal subsidiary of the Bank is incorporated or established and existing under the laws of Canada, with the exceptions of BNS Capital Trust, Scotia Capital Inc., Scotia Securities Inc. and Scotiabank Capital Trust which are incorporated or established and existing under the laws of the Province of Ontario.

The Bank’s principal subsidiaries are listed on page 125 of the Annual Report and that page is incorporated herein by reference.

GENERAL DESCRIPTION OF THE BANK’S BUSINESS

Three-Year History

The Bank is one of North America’s premier financial institutions and Canada’s most international bank. The Bank is a full-service financial institution, active in both domestic and international markets. In Canada the Bank provides a full range of retail, commercial, corporate, investment and wholesale banking services through its extensive network of branches and offices in all 10 provinces and two territories. With approximately 48,000 employees, the Bank, and its affiliates, have branches and offices in 50 countries which provide a wide range of banking and financial services, either directly or through subsidiary and associated banks, trust companies and other financial institutions.

In the fiscal year ended October 31, 2004, the Bank’s net income was a record $2,931 million, a substantial increase of $454 million from 2003. Earnings per share (on a diluted basis) were $2.82 and return on equity was very strong at 19.9%. Dividends paid on its common shares rose for the 13th consecutive year. The Bank succeeded in earning through the substantial negative impact of foreign currency translation, as the Canadian dollar appreciated against virtually all currencies during the year.

The Bank realized record earnings of $2,477 million during the fiscal year ended October 31, 2003. The Bank increased its customer internet use to over one million users. Domestic Banking continued to expand its automated banking machine (“ABM”) network in furtherance of its goal of 500 additional machines, launched two new mutual funds and increased retail brokerage fee-based assets by 33%. International Banking increased its interest in Scotiabank Inverlat in Mexico to 91%, acquired 39 new branches in the Dominican Republic, introduced internet-based banking in Jamaica, Trinidad & Tobago and Barbados and became the first Canadian bank in China with a local currency license. In 2003, Corporate and Investment Banking significantly improved its credit quality and doubled its market share in domestic equity underwriting.

The Bank’s net income for fiscal 2002 was $1,797 million. During the year, the Bank faced a number of challenges, including weak corporate credit markets in the United States. In addition, the Bank sold the operations of its subsidiary in Argentina. The sale was as a result of liquidity problems that affected Argentina’s entire financial services industry during a period of severe political and economic difficulties. As a result, the Bank incurred a charge against income of $540 million after tax. Domestic Banking’s contribution to net income was $1,142 million, representing an increase of 19% over the previous year. International Banking had a strong year in Mexico and the Caribbean and achieved earnings of $125 million ($665 million excluding charges related to Argentina of $540 million). Corporate and Investment Banking achieved good results in Canada, but these results were offset by problems in the United States loan portfolio and income declined by 45% from the previous year to $380 million.

DESCRIPTION OF THE BANK’S BUSINESS

General Summary

The Bank has three major business lines: Domestic Banking, International Banking and Scotia Capital. Each of these three business lines is discussed below and additional information on each of the Bank’s business lines is available in the 2004 Management’s Discussion and Analysis found on page 49 of the Annual Report.

     Domestic Banking

The Bank’s Domestic Banking business line provides a full range of banking and investment services to retail and small business banking, commercial and wealth management customers across Canada. The Retail and Small Business division provides a full range of financial products and services to over 6.2 million customers across a network of 15,000 staff in more than 950 branches and 2,550 ABMs, three call centres plus telephone, wireless and internet banking. In addition, our customers are served 24/7 through more than 2,550 ABMs and our on-line banking service. The Wealth Management division provides full service brokerage, direct investing, mutual funds and private client services. The Commercial Banking division provides a full range of competitive products and customized solutions to mid-market and independent business clients. This includes specialization in real estate lending and automotive finance. As well, merchant banking services are provided through one of the Bank’s subsidiaries, Roynat Capital Inc.

     International Banking

The Bank’s International Banking business line includes operations in the Caribbean, Central America, Mexico, Latin America and Asia Pacific. In the Caribbean and Central America operates in 24 countries with 259 branches and offices and a network of 535 ABMs and provides over two million customers with a broad range of personal and commercial banking services. In Mexico, Grupo Financiero Scotiabank Inverlat has 431 branches and offices and a network of 1,023 ABMs. It provides more than one million personal, commercial and corporate customers with a full range of banking products and services, along with select capital markets capabilities. In Latin America, the Bank operates in four countries with 59 branches and offices and a network of 102 ABMs and provides personal, commercial and corporate banking services. The Bank’s operations in this region are concentrated in Chile with Scotiabank Sud Americano, as well as minority interests in Venezuela and Peru and a representative office in Brazil. The Bank also has a portfolio of emerging market securities. In the Asia Pacific region, the Bank operates in 11 countries with 27 branches and offices and offers primarily corporate and commercial products and services including loans, trade finance, treasury, precious metals, foreign exchange and project and transportation financing, as well as retail mortgage financing in selected countries.

     Scotia Capital

Scotia Capital provides full service wholesale banking serving corporate, government and investor clients in eight selected industries. Scotia Capital’s Canadian relationship management unit manages the Bank’s highest-value, multi-product clients. This business line provides specialized and syndicated lending, corporate debt and equity underwriting, mergers and acquisitions, derivatives, fixed income, foreign exchange and precious metals, as well as equity sales, trading and research.

     Competition

The Canadian banking system is dominated by six major Canadian banks, each of which maintains an extensive branch network, augmented with automated banking machines, telephone and internet banking facilities. In addition to the six major Canadian banks, the competitive landscape of the Canadian financial services industry includes more than 2,100 institutions consisting of independent trust companies, foreign-owned bank subsidiaries, foreign bank branches, credit unions and caisses populaires, life insurance companies, property and casualty insurers, independent investment dealers and independent retail mutual fund management companies. Key competitive factors include the range and features of financial products, their pricing, distribution, and service quality.

The competitive landscape in the United States is significantly more complex given the overall size and activity level of the financial services market and the presence of regional and national competitor groupings for many businesses.

The Bank provides a broad range of banking and other financial services to retail, commercial and corporate banking clients in the Caribbean, Latin America and other markets either directly or through subsidiaries. In providing these services the Bank competes with local and international banks and other financial institutions.

Competition is reflected not only in the suite of products and services offered and the different pricing and service models adopted. In addition, it is evident in the use of leading-edge technology to gain strategic advantage, and the use of partnerships and alliances entered into by the various institutions to better serve their customers. Increased competition is also evident in the drive for scale and other operating efficiencies.

     Supervision and Regulation in Canada

The Bank’s activities in Canada are governed by the Bank Act, which is one of four main federal statutes governing the financial services industry in Canada. The other three statutes cover trust and loan companies, insurance companies and cooperative credit associations.

In accordance with the Bank Act, an organization may engage in and carry on the business of banking and such business generally as appertains to the business of banking. The Bank Act grants Canadian chartered banks broad powers of investment in the securities of other corporations and entities, but imposes limits upon substantial investments. Under the Bank Act, generally a bank has a substantial investment in a body corporate when (1) voting rights attached to the voting shares beneficially owned by the bank and by entities controlled by the bank exceed 10% of the voting rights attached to the outstanding voting shares of the body corporate or (2) the total number of shares of the body corporate that are beneficially owned by the bank and entities controlled by the bank represent more than 25% of the total shareholders’ equity of the body corporate. In addition, under the Bank Act, a bank has a substantial investment in an unincorporated entity where the ownership interests in such entity beneficially owned by that bank and by entities controlled by that bank exceed 25% of all ownership interests in such entity. A Canadian chartered bank is permitted to have a substantial investment in entities whose activities are consistent with those of certain prescribed permitted substantial investments. In general, a bank will be permitted to invest in an entity that carries on any financial services activity whether that entity is regulated or not. Further, a bank may generally invest in entities that carry on commercial activities that are related to the promotion, sale, delivery or distribution of a financial product or service, or that relate to certain information services. A bank may also invest in entities that invest in real property, act as mutual funds or mutual fund distributors or that service financial institutions and the bank may have downstream holding companies to hold these investments. In certain cases, the approval of the Minister of Finance or the Superintendent of Financial Institutions Canada (the “Superintendent”) is required prior to making the investment and/or the bank is required to control the entity. Other than creditor, life and mortgage insurance, which can be offered through branch systems, Canadian chartered banks may offer insurance products only through their subsidiaries and not through their branch systems. Banks may offer insurance products through their credit card systems but are prohibited from target-marketing these products to selected cardholders. Automobile leasing continues to be a prohibited activity for all federally incorporated financial institutions.

Without Minister of Finance approval, no person or group of associated persons may own more than 10% of any class of shares of the Bank. With Minister of Finance approval, a person or group of associated persons may own up to 20% of any class of voting shares and up to 30% of any class non-voting shares of the Bank. Ownership of the Bank’s shares by Canadian or foreign governments is prohibited under the Bank Act.

The Superintendent is responsible to the Minister of Finance for the administration of the Bank Act. The Superintendent provides guidelines for disclosure of a bank’s financial information. The Superintendent is also required to make an annual examination of each bank to ensure compliance with the Bank Act and to ensure that each bank is in sound financial condition. The report of the Superintendent’s examination is submitted to the Minister of Finance. The Bank is subject to regulation by the Canada Deposit Insurance Corporation and the Financial Consumer Agency of Canada and the activities of the Bank in Canada are subject to various other federal statutory provisions. The activities of the Bank’s trust subsidiaries and insurance subsidiaries are also regulated in Canada under provincial laws in respect of their activities in the provinces. Certain activities of the Bank and the Bank’s subsidiaries acting as securities brokers, dealers (including investment and mutual fund dealers), underwriters and advisors (including investment counsel and portfolio managers) are regulated in Canada under provincial securities legislation and, in some cases, by self regulatory organizations such as the Investment Dealers Association for broker dealers and the Mutual Fund Dealers Association for mutual fund dealers.

     Supervision and Regulation Outside Canada

     United States

The activities of the Bank and its subsidiaries in the United States are subject to federal and state supervision, regulation and examination by bank regulatory and other governmental agencies. The Bank is subject to the Bank Holding Company Act of 1956 (“BHCA”) and the International Banking Act of 1978 and associated regulations of the Board of Governors of the Federal Reserve System (the “Board”). The Board and other banking regulators oversee the operation of the Bank’s branches, offices and subsidiaries in the United States. The Securities and Exchange Commission and state securities regulators regulate its broker-dealer subsidiary.

The Bank is a “financial holding company” under the BHCA. This status allows a broad range of financial and merchant banking activities to be undertaken in the United States. In addition, the Bank owns an insured depository institution in Puerto Rico that is engaged in commercial and retail banking and subject to various laws and regulation and examination by Puerto Rico and federal regulators. Provisions of the Federal Reserve Act place certain limitations and restrictions on the transactions that the Bank’s United States branches, agencies and subsidiary bank engage in with other offices and affiliates of the Bank.

U.S. banking organizations have been subject to an enhanced compliance atmosphere since passage in October 2001 of the USA Patriot Act in response to the events of September 11, 2001. The Act increases many requirements previously imposed on U.S. banks and foreign banks with U.S. operations to take certain steps to prevent, detect and report individuals and entities involved in international money laundering and the financing of terrorism. It also creates new crimes and penalties and expands the extraterritorial jurisdiction of the U.S. Failure of a financial institution to comply with these requirements could have serious legal and reputational consequences for the institution.

     Mexico

Grupo Financiero Scotiabank Inverlat, S.A. de C.V. is an “affiliate holding company” pursuant to the Law for the Regulation of Financial Groups of Mexico and to the Rules for the Establishment of Foreign Affiliate Financial Institutions of Mexico. The governing authority is the Ministry of Finance of Public

Credit of Mexico and the supervising authorities are the Central Bank of Mexico and the National Banking and the Securities Commission of Mexico.

     Other Jurisdictions

Outside of the United States and Mexico, each of the Bank’s branches, agencies and subsidiaries is also subject to the regulatory requirements of the jurisdiction in which it conducts its business.

Social and Environmental Policies

Each year the Bank publishes its Public Accountability Statement which provides details of the Bank’s social and environmental policies. This document may be found on the Bank’s website in the Community Development section.

Risk Factors

The risks faced by the Bank are described on pages 54 to 63 of the Annual Report and those pages are incorporated herein by reference.

SELECTED FINANCIAL INFORMATION

Selected consolidated financial information for the three most recently completed financial years of the Bank is provided on page 76 of the Annual Report and that page is incorporated herein by reference.

MANAGEMENT’S DISCUSSION AND ANALYSIS

The Bank’s 2004 Management’s Discussion and Analysis can be found at pages 29 to 81 of the Annual Report and those pages are incorporated herein by reference.

DIVIDENDS

     Restrictions on the Payment of Dividends

Under the Bank Act, the Bank is prohibited from declaring any dividends on its common shares or preferred shares when the Bank is, or would be placed by such a declaration, in contravention of the capital adequacy, liquidity or any other regulatory directives issued under the Bank Act. In addition, common share dividends cannot be paid unless dividends to which the preferred shareholders are then entitled to be paid or sufficient funds have been set aside to do.

In the event that applicable cash distributions on any of the Scotiabank Trust Securities (meaning securities issued by BNS Capital Trust and Scotiabank Capital Trust) are not paid on a regular distribution date, the Bank has undertaken not to declare dividends of any kind on its preferred shares or common shares. Similarly, should the Bank fail to declare regular dividends on any of its directly issued outstanding preferred shares or common shares, cash distributions will also not be made on any of the Scotiabank Trust Securities.

Currently, these limitations do not restrict the payment of dividends on preferred shares or common shares.

The Bank’s preferred shares are entitled to preference over the common shares and over any other shares of the Bank ranking junior to the preferred shares with respect to the payment of dividends.

     The Bank’s Dividend Philosophy

In fiscal 2004, the Bank’s dividend payout target was in the range of 35 to 45% of net income and the actual payout ratio was 38.4%. The Bank’s practice has been to relate dividends to the trend earnings, while ensuring that capital levels are sufficient for both growth and depositor protection.

The Bank has the following dividends on its common shares over the past three completed financial years:

Year	Common share dividend*
2004	$1.10
2003	$0.84
2002	$0.725

* Amounts have been adjusted to reflect the April 28, 2004 payment of a stock dividend of one common share for each of the Bank’s issued and outstanding common shares.

DESCRIPTION OF THE BANK’S CAPITAL STRUCTURE

Common Shares

The authorized common share capital of the Bank consists of an unlimited number of common shares, without nominal or par value, of which 1,008,505,580 common shares were issued and outstanding as at October 31, 2004.

Holders of the Bank’s common shares are entitled to vote at all meetings of the shareholders of the Bank except meetings at which only the holders of preferred shares of the Bank are entitled to vote. Common shareholders are entitled to receive dividends, as and when declared on the common shares.

After the payment to the holders of the preferred shares of the amount or amounts to which they may be entitled, the holders of the Bank’s common shares shall be entitled to receive the remaining property of the Bank upon liquidation, dissolution or winding-up thereof.

Preferred Shares, Series 12

The authorized preferred share capital of the Bank consists of an unlimited number of preferred shares without nominal or par value. As at October 31, 2004, 12,000,000 non-cumulative preferred shares, series 12 (the “Preferred Shares”) were issued and outstanding.

The Preferred Shares are entitled to preference over the common shares and over any other shares of the Bank ranking junior to the Preferred Shares with respect to the payment of dividends and upon any distribution of assets in the event of liquidation, dissolution or winding-up of the Bank.

The Bank may not create, without the approval of the holders of Preferred Shares, any other class of shares ranking prior to or on a parity with the Preferred Shares, increase the authorized number of Preferred Shares or amend the provisions attaching to the Preferred Shares.

Any approval to be given by the holders of the Preferred Shares may be given by a resolution carried by the affirmative vote of not less than 66 2/3% of the votes cast at a meeting of holders of Preferred Shares at which a majority of the outstanding Preferred Shares is represented or, if no quorum is present at such meeting, at any adjourned meeting at which no quorum requirements would apply.

The holders of the Preferred Shares will be entitled to receive a quarterly non-cumulative preferential cash dividend, as and when declared by the Board of Directors, on the third last business day of each of January, April, July and October in each year, at a quarterly rate equal to $0.328125 per share.

The Preferred Shares will not be redeemable prior to October 29, 2013. On and after October 29, 2013, but subject to the provisions of the Bank Act and to the prior consent of the Superintendent and subject to certain conditions being met, the Bank may redeem at any time all or, from time to time, any part of the outstanding Preferred Shares, at the Bank’s option without the consent of the holder, by the payment of an amount in cash for each such share so redeemed of $25.00, together with declared and unpaid dividends to the date fixed for redemption.

In the event of the liquidation, dissolution or winding-up of the Bank, the holders of the Preferred Shares shall be entitled to receive $25.00 per share together with all dividends declared and unpaid to the date of payment before any amount shall be paid or any assets of the Bank distributed to the holders of any shares ranking junior to the Preferred Shares. The holders of the Preferred Shares shall not be entitled to share in any further distribution of the assets of the Bank.

So long as any of the Preferred Shares are outstanding, the Bank will not, without the approval of the holders of the Preferred Shares given as specified below:

(a)	pay any dividends on the common shares or any other shares ranking junior to the Preferred Shares (other than stock dividends in shares ranking junior to the Preferred Shares); or

(b)	redeem, purchase or otherwise retire any common shares or any other shares ranking junior to the Preferred Shares (except out of the net cash proceeds of a substantially concurrent issue of shares ranking junior to the Preferred Shares); or

(c)	redeem, purchase or otherwise retire less than all the Preferred Shares; or

(d)	except pursuant to any purchase obligation, sinking fund, retraction privilege or mandatory redemption provisions attaching to any series of Preferred Shares, redeem, purchase or otherwise retire any other shares ranking on a parity with the Preferred Shares;

unless, in each case, all dividends up to and including those payable on the dividend payment date for the last completed period for which dividends shall be payable shall have been declared and paid or set apart for payment in respect of each series of cumulative Preferred Shares then issued and outstanding and on all other cumulative shares ranking on a parity with the Preferred Shares and there shall have been paid or set apart for payment all declared dividends in respect of each series of non-cumulative Preferred Shares (including the Preferred Shares) then issued and outstanding and on all other non-cumulative shares ranking on a parity with the Preferred Shares.

Upon notice being given by the Bank from time to time with the prior approval of the Superintendent, a holder of Preferred Shares may exchange all but not less than all of the Preferred Shares held by such holder into an equal number of a new issue of a series of fully-paid and freely tradeable preferred shares issued by the Bank which at the time of such issue qualifies as Tier 1 capital for regulatory capital purposes of the Bank on the date fixed for exchange in such notice.

The holders of the Preferred Shares as such will not be entitled to receive notice of or to attend or to vote at any meeting of the shareholders of the Bank unless and until the first time at which the Board of Directors of the Bank has not declared the whole dividend on the Preferred Shares in any quarter. In that event, the holders of the shares will be entitled to receive notice of, and to attend, meetings of shareholders at which directors are to be elected and will be entitled to one vote for each share held. The voting rights of the holders of the Preferred Shares shall forthwith cease upon payment by the Bank of the first dividend on the Preferred Shares to which the holders are entitled subsequent to the time such voting rights first arose until such time as the Bank may again fail to declare the whole dividend on the Preferred Shares in any quarter, in which event such voting rights shall become effective again and so on from time to time.

Constraints on Ownership of the Bank’s shares

The Bank Act contains restrictions on the issue, transfer, acquisition, beneficial ownership and voting of all shares of a chartered bank. Please refer to the section above entitled “Description of the Bank’s Business – General Summary — Supervision and Regulation in Canada” for a summary of these restrictions.

Ratings of Securities

The following ratings have been assigned to the Bank’s securities by the rating agencies noted below. Please note that a security rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time by the applicable rating organization.

	Moody’s			Dominion Bond
	Investor	Standard &		Rating Service
	Services	Poor’s	Fitch Ratings Ltd.	Limited
Senior long term debt / deposits	Aa3	AA-	AA-	AA (low)
Subordinated Debt	A1	A+	Not rated	A (high)
Short term deposits / Commercial paper	P-1	A-1+	F1+	R-1 (middle)

The Bank’s preferred shares are rated Pfd-1(low)n by Dominion Bond Rating Service Limited.

The above-noted ratings have the following meanings:

Moody’s Investor Services

•	Bonds and preferred stock which are rated Aa are judged to be of high quality by all standards and together with the Aaa group comprise what are generally known as high-grade bonds. Bonds rated Aa may not have margins of protection as large as those in the Aaa category or fluctuation of protective elements may be of greater amplitude or there may be other elements present which make the long-term risk somewhat larger than bonds in the Aaa category.

•	Banks rated A possess exceptional intrinsic financial strength. Typically, they will be major institutions with highly valuable and defensible business franchises, strong financial fundamentals and a very attractive and stable operating environment.

•	Moody’s short term ratings are opinions of the issuer’s ability to honour short-term financial obligations. A P-1 rating indicates that an issuer has a superior ability to repay short-term debt obligations.

Standard & Poor’s, a Division of The McGraw-Hill Companies, Inc.

•	An obligation rated AA differs from the highest rated obligations only in small degree. The obligor’s capacity to meet its financial commitment on the obligation is very strong. The minus sign is a modifier to show relative standing within AA category.

•	An obligation rated A is somewhat more susceptible to the adverse effects of changes in circumstances and economic conditions than obligations in higher rated categories. However, the obligor’s capacity to meet its financial commitment on the obligation is still strong. The plus sign is a modifier to show relative standing within the A category.

•	A short-term obligation rated A-1 is rated in the highest category by Standard & Poor’s. The obligor’s capacity to meet its financial commitment on the obligation is strong. The plus sign (+) indicates that the obligor’s capacity to meet its financial commitment on these obligations is extremely strong.

Fitch Ratings Ltd.

•	AA rated securities have a very high credit quality and denote a very low expectation of credit risk. They indicate very strong capacity for timely payment of financial commitments. This capacity is not significantly vulnerable to foreseeable events. The minus sign denotes relative status within the AA category.

•	F1 is the highest credit quality and indicates the strongest capacity for timely payment of financial commitments. The plus sign (+) denotes an exceptionally strong credit feature.

Dominion Bond Rating Services Limited (“DBRS”)

•	Long-term debt rated AA is of superior credit quality, and protection of interest and principal is considered high. In many cases they differ from long-term debt rated AAA only to a small degree. Entities rated AA are also considered to be strong credits, typically exemplifying above average strength in key areas of consideration and unlikely to be significantly affected by reasonably foreseeable events.

•	Short-term debt rated R-1 (middle) is of superior credit quality and, in most cases, ratings in this category differ from R-1 (high) credits by only a small degree. Entities rated R-1 (middle) are also considered strong credits, and typically exemplify above average strength in key areas of consideration for the timely repayment of short-term liabilities.

•	Long-term debt rated A is of satisfactory credit quality. Protection of interest and principal is still substantial, but the degree of strength is less than that of AA rated entities. Entities in this category are considered to be more susceptible to adverse economic conditions and have greater cyclical tendencies than higher-rated securities.

•	Preferred shares rated Pfd-1 are of superior credit quality, and are supported by entities with strong earnings and balance sheet characteristics. Pfd-1 securities generally correspond with companies whose senior bonds are rated in the AAA or AA categories. The relationship between senior debt ratings and preferred share ratings should be understood as one where the senior debt rating effectively sets a ceiling for the preferred shares issued by the entity. However, there are cases where the preferred share rating could be lower than the normal relationship with the issuer’s senior debt rating. Each rating category is denoted by the subcategories “high” and “low”. The “n” indicates that the securities are non-cumulative.

MARKET FOR SECURITIES OF THE BANK

The Bank’s common shares trade under the stock symbol “BNS” on the Toronto Stock Exchange (“TSX”) and the New York Stock Exchange (“NYSE”). The Preferred Shares are listed on the TSX and the Bank has deposit notes and debentures listed on the London Stock Exchange.

Trading Price and Volume of the Bank’s Common Shares on the Toronto Stock Exchange

The following table presents the high and low closing prices for the Bank’s common shares and the average daily trading volume, on a monthly basis on the TSX. All numbers below have been adjusted for the April 28, 2004 stock dividend which had the same effect as a two-for-one stock split.

			Average Daily Trading
Month	High	Low	Volume
October 2004	$39.60	$36.80	2,066,891
September 2004	$37.10	$35.68	1,600,870
August 2004	$37.80	$35.73	1,357,415
July 2004	$36.60	$35.20	1,349,866
June 2004	$36.48	$34.12	1,861,234
May 2004	$35.52	$33.18	2,127,380
April 2004	$37.15	$34.51	2,337,673
March 2004	$35.88	$34.01	2,430,442
February 2004	$34.55	$33.50	1,801,336
January 2004	$34.10	$32.50	2,262,026
December 2003	$32.94	$31.45	2,550,164
November 2003	$33.13	$31.90	2,066,714

DIRECTORS AND EXECUTIVE OFFICERS OF THE BANK

Directors and Board Committees of the Bank

The term of office of each director expires at the close of the Bank’s next Annual Meeting of Shareholders following the election of the director.

Shares /
Name and Municipality and	Board Committee		DDSU’s
Province of Residence	memberships	Principal Occupation	Owned
Ronald A. Brenneman Calgary, Alberta (Director since March 28, 2000)	ACRC HRC	President and Chief Executive Officer of Petro-Canada, an oil and gas company	24,091 / 11,748

Shares /
Name and Municipality and	Board Committee		DDSU’s
Province of Residence	memberships	Principal Occupation	Owned
C.J. Chen Singapore (Director since October 30, 1990)	CGPC	Senior Partner Rajah & Tann, advocates and solicitors, Singapore	33,624 / 1,269

N. Ashleigh Everett Winnipeg, Manitoba (Director since October 28, 1997)	CGPC HRC	President, Corporate Secretary and director of Royal Canadian Securities Limited, whose principal businesses include Domo Gasoline Corporation, Bowring Home and Gift Shops and Royal Canadian Properties Limited	12,308 / 6,353

M. Keith Goodrich Lake Forest, Illinois, U.S.A. (Director since August 28, 1990)	ACRC CGPC	Retired Chairman of Moore Corporation Limited, a business information products, systems and services company	35,682 / 0

John C. Kerr, C.M. O.B.C., LL.D. Vancouver, British Columbia (Director since March 30, 1999)	CGPC HRC	Chairman of Lignum Investments Ltd., a private investment company	8,790 / 11,125

The Honourable Michael J.L. Kirby Nepean, Ontario (Director since March 28, 2000)	ACRC — Chair ERC	Member of the Senate of Canada	2,459 / 12,135

Laurent Lemaire Warwick, Quebec (Director since March 31, 1987)	ERC HRC	Executive Vice-Chairman of the Board of Cascades Inc., a manufacturer of pulp and paper products, packaging and construction materials and sanitary products	13,322 / 0

John T. Mayberry Burlington, Ontario (Director since March 29, 1994)	ERC — Chair	Retired Chair of the Board and CEO of Dofasco Inc., a manufacturer of primary steel products	10,971 / 12,839

The Honourable Barbara J. McDougall, O.C. Toronto, Ontario (Director since March 30, 1999)	ACRC HRC	Advisor to Aird & Berlis LLP, Barristers and Solicitors, Toronto	5,095 / 4,103

Elizabeth Parr-Johnston, Ph.D. Chester Basin, Nova Scotia (Director since October 26, 1993)	ACRC CGPC	President of Parr Johnston Economic and Policy Consultants	9,620 / 11,678

Shares /
Name and Municipality and	Board Committee		DDSU’s
Province of Residence	memberships	Principal Occupation	Owned
Arthur R.A. Scace, Q.C. Toronto, Ontario (Director since March 25, 1997. Non-executive Chair since March 2, 2004 )	ERC HRC — Chair Ex-officio member of ACRC and CGPC	Counsel to McCarthy Tétrault LLP, barristers and solicitors, Toronto	14,081 / 10,018

Gerald W. Schwartz Toronto, Ontario (Director since May 26, 1999)	ERC	Chairman and Chief Executive Officer of Onex Corporation, a diversified company with global operations in services, manufacturing and technology industries	100,000 / 1,269

Allan C. Shaw, C.M., LL.D. Halifax, Nova Scotia (Director since September 30, 1986)	CGPC — Chair ERC	Chairman and Chief Executive Officer of The Shaw Group Limited, a manufacturer of residential and construction products and a real estate developer	69,373 / 13,836

Paul D. Sobey Kings Head, Pictou County, Nova Scotia (Director since August 31, 1999)	ACRC CGPC	President and Chief Executive Officer of Empire Company Limited, a food distributor, real estate and investment company	16,000 / 11,174

Barbara S. Thomas Belleair, Florida, U.S.A. (Director since September 28, 2004)	ACRC	Corporate Director	194 / 0

Richard E. Waugh Toronto, Ontario (Director since March 25, 2003)	ERC	President and Chief Executive Officer of the Bank	24,575 / 166,440 (DSUs)

Notes:

ACRC – Audit and Conduct Review Committee

CGPC – Corporate Governance and Pension Committee

ERC – Executive and Risk Committee

HRC – Human Resources Committee

The information as to shares owned or over which control or direction is exercised has been furnished by the respective directors.

All directors have held the positions, or other executive positions with the same, predecessor or associated firms, set out in this AIF for the past five years with the exception of Ronald A. Brenneman who, prior to January 2000 was General Manager, Corporate Planning of Exxon Corporation; Elizabeth Parr-Johnston who, prior to July 2002, was President and Vice-Chancellor of the University of New Brunswick; Arthur R.A. Scace who, prior to January 1, 2004 was a partner of McCarthy Tétrault LLP (Barristers and Solicitors); and Barbara S. Thomas was a director and Interim Chief Executive Officer of Ocean Spray Company and has held the positions of President Warner-Lambert Consumer Healthcare Company and was Chief Executive Officer of Pillsbury Canada Ltd. (1995-1997).

Executive Officers of the Bank

The following are the Bank’s executive officers, their titles and municipalities of residence as of December 20, 2004:

Name and Principal Occupation	Municipality of Residence
Richard E. Waugh President and Chief Executive Officer	Toronto, Ontario

Robert W. Chisholm Vice-Chairman, The Bank of Nova Scotia and President and CEO, Domestic Banking and Wealth Management	Toronto, Ontario

W. David Wilson Vice-Chairman, The Bank of Nova Scotia and Chairman and CEO Scotia Capital	Toronto, Ontario

Robert L. Brooks Senior Executive Vice-President, Treasury and Operations	Oakville, Ontario

Sarabjit S. Marwah Senior Executive Vice-President and Chief Financial Officer	Toronto, Ontario

Deborah M. Alexander Executive Vice-President, General Counsel and Secretary	Toronto, Ontario

Peter C. Cardinal Executive Vice-President, Latin America	Oakville, Ontario

Alberta G. Cefis Executive Vice-President, Retail Lending Services	Toronto, Ontario

Sylvia D. Chrominska Executive Vice-President, Human Resources and Public, Corporate and Government Affairs	Toronto, Ontario

Timothy P. Hayward Executive Vice-President and Chief Administrative Officer, International Banking	Oakville, Ontario

Christopher J. Hodgson Executive Vice-President, Wealth Management	Toronto, Ontario

Dieter W. Jentsch Executive Vice-President, Commercial Banking	Toronto, Ontario

Stephen D. McDonald Executive Vice-President, The Bank of Nova Scotia and Executive Managing Director Scotia Capital and U.S. Country Head	New York, New York

Name and Principal Occupation	Municipality of Residence
Robert H. Pitfield Executive Vice-President, International Banking	Toronto, Ontario

Luc A. Vanneste Executive Vice-President and Chief Auditor	Toronto, Ontario

Albert E. Wahbe Executive Vice-President, Electronic Banking	Toronto, Ontario

Warren K. Walker Head, Global Risk Management	Toronto, Ontario

John A. Young Executive Vice-President, Domestic Branch Banking	Toronto, Ontario

All of the executive officers of the Bank have been actively engaged for more than five years in the affairs of the Bank in executive or senior management capacities, except Deborah M. Alexander who, prior to June 2002, was a senior partner in the business law department at Osler, Hoskin and Harcourt LLP (Barristers and Solicitors); Christopher J. Hodgson who, prior to July 14, 2003, was a senior officer of a Canadian mutual fund company; and Stephen D. McDonald who, prior to November 1, 2003, was a senior officer of a Canadian chartered bank.

Cease Trade Orders, Bankruptcies, Penalties or Sanctions

To the best of the Bank’s knowledge, after having made due inquiry, the Bank confirms that as the date hereof, no director or executive officer of the Bank:

(a)	is, as at the date of this AIF or has been within the last 10 years, a director or executive officer of any company, that while that person was acting in that capacity,

(i)	was the subject of a cease trade order or similar order or an order that denied the relevant company access to any exemption under Canadian securities legislation, for a period of more than 30 consecutive days;

(ii)	was subject to an event that resulted, after the director or executive officer ceased to be a director or executive officer, in the company being the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under Canadian securities legislation, for a period of more than 30 consecutive days; or

(iii)	or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

(b)	has, or within 10 years before the date of this AIF, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director or executive officer, except Mrs. MacDougall who is currently a director of Stelco Inc., which, in 2004, entered into an arrangement with its creditors.

To the best of the Bank’s knowledge, after due inquiry, none of the directors or executive officers of the Bank have been subject to (a) any penalties or sanctions imposed by a court relating to Canadian securities legislation or by a Canadian securities regulatory authority or have entered into a settlement agreement with a Canadian securities regulatory authority; or (b) any other penalties or sanctions imposed by a court or a regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

Shareholdings of Management

The directors and executive officers of the Bank as a group own, or exercise control or direction over, less than one per cent of the outstanding common shares of the Bank.

LEGAL PROCEEDINGS

In the ordinary course of business, the Bank and its subsidiaries are routinely defendants in or parties to a number of pending and threatened legal actions and proceedings, including actions brought on behalf of various classes of claimants.

In view of the inherent difficulty of predicting the outcome of such matters, the Bank cannot state what the eventual outcome of such matters will be; however, based on current knowledge, management does not believe that liabilities, if any, arising from pending litigation will have a material adverse effect on the consolidated financial position, or the results of operations of the Bank.

TRANSFER AGENT AND REGISTRAR

Computershare Trust Company of Canada is the Bank’s transfer agent and registrar main agent at the following addresses: Computershare Trust Company of Canada, 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1 and Computershare Trust Company, Inc., 350 Indiana Street, Golden, Colorado, 80401, U.S.A.

CONFLICTS OF INTEREST

To the knowledge of the Bank, no director or executive officer of the Bank has an existing or potential conflict of interest with the Bank or any of its subsidiaries.

EXPERTS

The Bank’s Shareholders’ Auditors are KPMG LLP and PricewaterhouseCoopers LLP, who have prepared the Shareholders’ Auditors’ Report on page 84 of the Annual Report.

THE BANK’S AUDIT AND CONDUCT REVIEW COMMITTEE

A copy of the Bank’s Audit and Conduct Review Committee charter is attached to this AIF as Schedule “A” and can also be found on the Bank’s website at www.scotiabank.com in the Corporate Governance section.

The following directors are members of the Audit and Conduct Review Committee: Michael J.L. Kirby (Chair), Ronald A. Brenneman (financial expert), M. Keith Goodrich, Barbara J. McDougall, Elizabeth Parr-Johnston, Paul D. Sobey and Barbara S. Thomas. Arthur R.A. Scace is an ex-officio member of the Audit and Conduct Review Committee. All of the members of the Committee are financially literate and independent, and one or more members of the Committee meet the definition of a financial expert. The Bank’s Board of Directors has determined that Mr. Ronald A. Brenneman is an audit committee financial expert and is independent, as that term is defined by the NYSE’s corporate governance standards applicable to the Bank. The United States Securities and Exchange Commission has indicated that the designation of a person as an audit committee financial expert does not impose on such person any duties, obligations or liability that are greater than the duties, obligations and liability imposed on such person as a member of the audit committee and Board of Directors in the absence of such designation.

The education and related experience (as applicable) of each Audit and Conduct Review Committee member is described below.

Michael J. L. Kirby (Chair) – Senator Kirby currently serves as Vice-Chair of the Accounting Standards Oversight Board. He has been a faculty member at both the Business School at the University of Chicago and the Business School at Dalhousie University. He has previously served as Chair of the Standing Senate Committee on Banking, Trade and Commerce (from 1993 to 1997) during which time that committee developed substantive revisions to the Canada Business Corporations Act and other Canadian federal business legislation.

Ronald A. Brenneman – Mr. Brenneman has extensive employment experience directly related to the preparation of and supervision of the preparation of financial statements. He is currently the President and Chief Executive Officer of Petro-Canada (2000 to present), is a former CEO of Esso Benelux (1994 to 1997), was the President of Imperial Oil Ltd. (1992 to 1994) and prior to that was the Chief Financial Officer of Imperial Oil Limited.

M. Keith Goodrich – Mr. Goodrich served as the Chairman of Moore Corporation Limited and prior to becoming Chairman, he served as President and Chief Executive Officer. Mr. Goodrich has a B.S. in Industrial Administration from Yale University.

Barbara J. McDougall – Mrs. McDougall is a Chartered Financial Analyst and previously worked as an investment advisor for 10 years. Mrs. McDougall is also a Former Minister of State, Finance of the Canadian Government.

Elizabeth Parr-Johnston – Dr. Parr-Johnston holds a M.A. and Ph.D. in economics from Yale University. She is a former President and Chief Executive Officer of two Canadian universities.

Paul D. Sobey – Mr. Sobey has a Bachelor of Commerce from Dalhousie University, attended the Advanced Management Program at Harvard School of Business and is a chartered accountant. He is currently the President and Chief Executive Officer of Empire Company Limited, a Canadian publicly-traded company.

Barbara S. Thomas – Ms. Thomas has previously served on the audit committee of Dial Corporation and is a current member of the audit committee of Rayovac Corporation. She has ten years experience as a chief executive officer of a company or a reporting division of a company.

Please refer to Table 29 on page 74 of the Annual Report for disclosure relating to the fees paid by the Bank to its external auditors, KPMG LLP and PricewaterhouseCoopers LLP. The nature of these services is described below:

•	Audit services generally relate to statutory audit fees, other regulatory-required auditor attest services and services associated with registration statements, prospectuses, periodic reports and other documents filed with securities regulatory bodies or other documents issued in connection with securities offerings.

•	Audit-related services include accounting consultations, due diligence reviews on acquisitions and other services related to the financial statements, but not considered part of the audit.

•	Tax services outside of the audit scope represent consultations for transfer pricing and other international tax matters, assistance with tax credits for computer system development, capital market transactions, insurance, capital tax, global stock-based compensation plans, and assistance with the preparation of corporate and personal tax returns.

•	Other non-audit services include translation services, derivatives-related accounting consultation, corporate recovery services, advice and assistance with problem loan accounts, and compensation surveys.

The Audit and Conduct Review Committee has adopted policies and procedures (the “Policies”) for the pre-approval of services performed by the Bank’s external auditors. The objective of the Policies is to maintain the independence of the Bank’s external auditors. The Policies state that the Audit and Conduct Review Committee shall pre-approve the following: Audit services (all such engagements provided by the Bank’s external auditors as well as all such engagements provided by any other registered public accounting firm); and Audit-related, tax and other non-audit services (all such engagements provided by the Bank’s external auditors). The Policies also enumerate pre-approved services including specific audit, audit-related, tax and other non-audit services that are consistent with the independence requirements of the United States Sarbanes-Oxley Act, 2002, Canadian independence standards for auditors and applicable legal requirements. The Policies are applicable to the Bank and its subsidiaries. The Audit and Conduct Review Committee shall review and approve the Policies on at least an annual basis. The Policies do not delegate any of the Audit and Conduct Review Committee’s responsibilities to management of the Bank.

ADDITIONAL INFORMATION

The Bank will provide to any person upon request to the Executive Vice-President, General Counsel and Secretary of the Bank: (a) when the securities of the Bank are in the course of a distribution under a preliminary short form prospectus or a short form prospectus: (i) one copy of the Bank’s AIF, together with one copy of any document, or the pertinent pages of any document, incorporated by reference in the AIF; (ii) one copy of the comparative financial statements of the Bank for its most recently completed financial year for which financial statements have been filed, together with the accompanying report of the auditors, and one copy of the most recent interim financial statements of the Bank that have been filed, if any, for any period after the end of its most recently completed financial year; (iii) one copy of the Management Proxy Circular of the Bank in respect of its most recent annual meeting of shareholders; and (iv) one copy of any other documents that are incorporated by reference into the preliminary short form prospectus or the short form prospectus and are not required to be provided under (i) to (iii) above; or (b) at any other time, one copy of any other documents referred to in (a)(i), (ii) and (iii) above, provided the Bank may require the payment of a reasonable charge if the request is made by a person or company who is not a security holder of the Bank.

Additional information relating to the Bank may be found on the SEDAR website at www.sedar.com and on the United States Securities and Exchange Commission’s website at www.sec.gov. Additional information, including directors’ and officers’ compensation, indebtedness and options to purchase securities, principal holders of the Bank’s securities and interests of insiders in material transactions, where applicable, is contained in the Management Proxy Circular. Additional financial information is provided in the Bank’s comparative financial statements for its year ended October 31, 2004, as contained in the Annual Report. A copy of such documents may be obtained upon request from the Executive Vice-President, General Counsel and Secretary of the Bank at Scotia Plaza, 44 King Street West, Toronto, Ontario, M5H 1H1.

Schedule “A”

CHARTER

THE BANK OF NOVA SCOTIA

AUDIT AND CONDUCT REVIEW COMMITTEE OF THE BOARD

The Audit and Conduct Review Committee of the Board of Directors (the Committee) has the responsibilities and duties as outlined below:

AUDIT

A.	Mandate

1.	To perform such duties as may be required by:

•	the Bank Act (the Act) and the regulations thereunder;

•	the Canada Deposit Insurance Corporation Act;

•	and other applicable legislation and regulations including those of the Ontario Securities Commission (“OSC”), the Toronto Stock Exchange (“TSX”), the New York Stock Exchange (“NYSE”), the Securities and Exchange Commission (“SEC”) and the Sarbanes-Oxley Act, 2002

as more fully described under the heading “Duties” below.

2.	To assist the Board of Directors (the Board) in fullfilling its oversight responsibilities for:

•	the integrity of the Bank’s financial statements;

•	the Bank’s compliance with legal and regulatory requirements;

•	the external auditor(s)’ qualification and independence;

•	the performance of the Bank’s internal audit function and independent auditors;

•	the system of internal control over financial reporting (“internal controls”);

3.	To perform such other duties as may from time to time be assigned to the Committee by the Board;

4.	To act as the audit committee for any federally chartered Canadian financial institution beneficially owned by the Bank as determined by the Board.

B.	Authority

The Committee has authority to:

•	conduct or authorize investigations into any matters within its scope of responsibility;

•	retain independent counsel, accountants or others to advise the Committee or assist in the conduct of an investigation;

•	meet with Bank officers, external auditors or outside counsel, as necessary;

•	determine appropriate funding for independent advisors; and

•	communicate directly with the internal and external auditors.

C.	Duties

The Committee shall:

Financial Information

•	review the quarterly and annual consolidated financial statements of the Bank prior to approval by the Board and disclosure to the public; review should include discussion with management and external auditors of significant issues regarding the financial results, accounting principles, practices and management estimates and judgments;

APPROVED BY THE BOARD ON JUNE 1, 2004

•	review the quarterly and annual Management’s Discussion & Analysis of Financial Condition and Results of Operations (“MD&A”) prior to review and approval by the Board;

•	be satisfied that adequate procedures are in place for the review of the Bank’s public disclosure of financial information for the financial statements and periodically assess the adequacy of these procedures;

•	review earnings press releases and earnings guidance prior to public disclosure;

•	discuss significant financial risk exposures and the steps management of the Bank has taken to monitor, control and report such exposures;

•	review with management and the external auditors all matters required to be communicated to the Committee under generally accepted auditing standards;

•	review the Annual, Information Form;

•	review the process relating to and the certifications of the Chief Executive Officer and the Chief Financial Officer on the integrity of the Bank’s quarterly and annual consolidated financial statements;

•	review the annual letter of certification from the Chief Executive Officer on the Bank’s compliance with the Guidelines for Business Conduct.

     Compliance

•	review the annual report of Group Compliance;

•	review investments and transactions that could adversely affect the well-being of the Bank brought to its attention by the external auditor(s) or by any officer of the Bank;

•	review the semi-annual report on litigation matters;

•	meet with representatives of the Office of the Superintendent of Financial Institutions Canada (“OSFI”) to discuss OSFI’s supervisory results;

•	meet with Bank management to review and discuss the Bank’s response to OSFI’s recommendations and suggestions pursuant to their supervisory activities;

•	review such returns as specified by OSFI;

•	meet separately, at least quarterly, with management, the Chief Internal Auditor and with the shareholders’ auditors;

•	annually, review the charter for the Committee and evaluate the Committee’s effectiveness in fulfilling its mandate.

     Internal Controls

•	require Bank management to implement and maintain appropriate internal control procedures over financial reporting and review, evaluate and approve these procedures;

•	establish procedures for processing complaints regarding accounting, internal accounting controls or auditing matters, including confidential, anonymous submissions from employees.

     Internal Audit

•	review the annual audit plan, annual budgets and the quarterly reports of the Chief Internal Auditor;

•	meet with the Chief Internal Auditor, or the officer or employee of the Bank acting in a similar capacity, and with the management of the Bank, to discuss the effectiveness of the Bank’s internal control procedures;

•	review periodically the Charter for the Audit Department and the mandate for the Chief Internal Auditor;

•	approve the appointment of the Chief Internal Auditor.

     External Auditors

•	have responsibility for the oversight of the external auditor(s) who report directly to the Committee;

•	retain and terminate the Bank’s external auditor(s), subject to shareholder ratification;

APPROVED BY THE BOARD ON JUNE 1, 2004

•	review the annual audit plan and letter(s) of engagement;

•	at least annually review the report of the external auditor(s);

•	review and recommend to the Board the annual fee for the all-bank audit, review the Bank’s audit related expenses and pre-approve, or delegate pre-approval to one or more independent members, permitted non-audit services;

•	approve any significant non-audit relationship with the external auditor(s);

•	obtain and review a report from the external auditor(s) describing:

•	the firm(s) internal quality-control procedures;

•	any material issues raised by the most recent internal quality-control review, or peer review, of the firm(s), or by any inquiry or investigation by governmental or professional authorities, within the preceding five years, respecting one or more independent audits carried out by the firm(s), and any steps taken to deal with any such issues; and

•	to assess all relationships between the external auditor(s) and the Bank that pertain to independence;

•	meet with the external auditor(s) and with management to discuss the quarterly and the annual consolidated financial statements including the Bank’s disclosure under MD&A;

•	review with the external auditor(s) any audit problems or difficulties and management’s response;

•	review and approve policies for the Bank’s employment of current and former employees or partners of the current or former external auditor(s).

Other Duties

•	provide for an open avenue of communication between internal audit, the external auditors and the Board of Directors;

•	institute and oversee special investigations as needed.

CONDUCT REVIEW

D.	Mandate

1.	To perform the duties with respect to the Bank’s procedures for ensuring its transactions with its related parties comply with Part XI of the Bank Act and any regulations thereunder as more fully described under the heading “Duties” below.

2.	In the event a widely held bank holding company or insurance holding company has a significant interest in any class of shares of the Bank:

•	to establish policies for entering into transactions referred to in subsection 495.1(1) of the Bank Act, including transactions with the holding company or any other related party of the Bank that is an entity in which the holding company has a substantial investment; and

•	to review certain of the Bank’s transactions that are referred to in subsection 495.3(1) of the Bank Act including any transaction with the widely held insurance or bank holding company or any other related party in which they hold a substantial investment.

3.	To perform such duties as are required by the Bank Act to be dealt with by a committee of the Board concerning the monitoring of adherence to procedures for identifying potential conflicts of interest and for resolving such conflicts of interest, for restricting the use of confidential information, for providing disclosure of information to customers and for dealing with customer complaints as required under subsection 455(1) of the Bank Act, and as more fully described under the heading “Duties” below.

4.	To perform such other duties as are required under the Bank Act or by the Office of the Superintendent of Financial Institutions, or as may from time to time be assigned by the Board.

5.	To monitor and fulfill the compliance requirements of the Bank in respect of the Financial Consumer Agency of Canada.

APPROVED BY THE BOARD ON JUNE 1, 2004

6.	To act as the Conduct Review Committee for any federally chartered Canadian financial institution beneficially owned by the Bank as determined by the Board.

E.	Duties

1.	Establish criteria for determining whether the value of transactions with related parties of the Bank is nominal or immaterial to the Bank;

2.	Approve the terms and conditions of:

•	loans, other than margin loans, to senior officers of the Bank on terms and conditions more favourable to the senior officers than those offered to the public;

•	loans to spouses of senior officers of the Bank on the security of mortgages of the principal residences of such spouses on terms and conditions more favourable than those offered to the public;

3.	Approve the practice of the Bank making financial services, other than loans or guarantees, available to senior officers of the Bank or to spouses, or children who are less than 18 years of age of senior officers of the Bank, on terms and conditions more favourable than those offered to the public, provided the financial services are offered by the Bank to its employees on those favourable terms and conditions;

4.	Require Bank management to establish procedures to enable the Bank to verify that its transactions with related parties of the Bank comply with Part XI of the Bank Act and to review those procedures. These procedures should, among other things, enable management to verify that:

•	all related party transactions are on terms and conditions at least as favourable to the Bank as market terms and conditions, other than transactions referred to in clauses 2 and 3 above; and

•	loans to full-time senior officers, other than margin loans and mortgages on their principal residences, do not exceed the greater of twice their annual salaries and $100,000; and

•	aggregate loans or guarantees to, and investments in the securities of any related party (subject to certain exceptions) do not exceed 2% of the Bank’s regulatory capital unless the approval of 2/3 of the Board has been obtained; and

•	aggregate loans or guarantees to, and investments in the securities of all related parties (subject to certain exceptions) do not exceed 50% of the Bank’s regulatory capital;

5.	Review the practices of the Bank to identify any transactions with related parties of the Bank that may have a material effect on the stability or solvency of the Bank;

6.	Monitor the procedures established by the Board to resolve conflicts of interest, including techniques for the identification of potential conflict situations, and to restrict the use of confidential information;

7.	Monitor the procedures established by the Board to provide disclosure to customers of the Bank of information that is required to be disclosed by the Bank Act, and for dealing with and reporting complaints made by customers of the Bank who have requested or received products or services in Canada and to satisfy itself that these procedures are being adhered to by the Bank;

F.	Reporting

     After each meeting of the Committee, the Committee is required to report to the Board on matters reviewed by the Committee.

     The Chair of the Committee shall review, for completeness, the Board’s report with respect to conduct review matters to the Superintendent of Financial Institutions on the Committee’s activities during the year. This report must be filed within 90 days after the Bank’s financial year-end.

APPROVED BY THE BOARD ON JUNE 1, 2004

     The Committee shall review and assess the adequacy of this Charter on an annual basis and report the results of this review to the Corporate Governance and Pension Committee of the Board.

G.	Composition

Structure

     The Committee shall consist of a minimum of 3 Directors, a majority of whom shall be resident Canadians.

     Each member must be financially literate or become financially literate within a reasonable period of time subsequent to his/her appointment to the Committee. At least one member must be a financial expert.

Independence

     No member of the Committee may be a current or former officer or employee of the Bank or of any of its subsidiaries or affiliates. No member may be a person who is affiliated with the Bank or of any of its subsidiaries or affiliates or related as determined by the Board for the purposes of the TSX Guidelines on Corporate Governance or the NYSE Corporate Governance Listing Requirements. No member may hold 5% or more of the voting shares of the Bank.

     Directors’ fees (annual retainer and/or attendance fees) are the only compensation a member of the Committee may be paid by the Bank.

Appointment of Committee Members

     Members of the Committee are appointed or reappointed annually by the Board, such appointments to take effect immediately following the annual meeting of the shareholders of the Bank. Members of the Committee shall hold office until their successors are appointed, or until they cease to be Directors of the Bank.

Vacancies

     Vacancies may be filled for the remainder of the current term of appointment of members of the Committee by the Board, subject to the requirements under the headings “Structure” and “Independence” above.

     Appointment and Qualifications of Committee Chair

     The Board shall appoint from the Committee membership, a Chair for the Committee to preside at meetings. In the absence of the Chair, one of the other members of the Committee present shall be chosen by the Committee to preside at that meeting.

     The Chair for the Committee must have all of the qualifications for Committee membership and have accounting or related financial management expertise.

H.	Meetings

Calling of Meetings

     Meetings of the Committee may be called by the Chair, by any member of the Committee or the external auditors. Members may participate in meetings in person or by telephone, electronic or other communications facilities.

APPROVED BY THE BOARD ON JUNE 1, 2004

     The Committee shall not transact business at a meeting unless a majority of the members present are resident Canadians except where:

•	a resident Canadian member who is unable to be present approves in writing or by telephone, electronic or other communications facilities the business transacted at the meeting; and

•	a resident Canadian majority of members would have been present if the absent member had been present.

     Written resolutions in lie of a meeting are not permitted.

     The external members of the Committee shall meet immediately prior to and/or following the conclusion of the regular agenda matters.

     The Committee may invite any director, officer or employee or any other person to attend meetings to assist the Committee with its deliberations.

Notice of Meetings

     Notice of meeting of the Committee shall be sent by prepaid mail, by personal delivery or other means of transmitted or recorded communication or by telephone at least 12 hours before the meeting to each member of the Committee at the member’s address or communication number last recorded with the Secretary. A Committee member may in any manner waive notice of a meeting of the Committee and attendance at a meeting is a waiver of notice of the meeting, except where a member attends for the express purpose of objecting to the transaction of any business on the ground that the meeting is not lawfully called.

     Notice to the Internal Auditor and External Auditor(s)

     The Chief Internal Auditor and the external auditor(s) are entitled to receive notice of every meeting of the Committee and, at the expense of the Bank, to attend and be heard at each meeting and to have the opportunity to discuss matters with the independent directors, without the presence of management.

Frequency

The Committee shall meet at least quarterly.

Quorum

     The quorum for a meeting of the Committee shall be 40% of the number of members, subject to a minimum of 2 members.

Secretary and Minutes

     The Secretary or, in the absence of the Secretary, an Assistant Secretary of the Bank shall act as Secretary of the Committee.

     Minutes of meetings of the Committee shall be recorded and maintained by the Secretary and subsequently presented to the Committee and to the Board, if required by the Board.

APPROVED BY THE BOARD ON JUNE 1, 2004